April 28, 2006

VIA EDGAR
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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

       Re:     Federal Trust Corporation
               Preliminary Proxy Statement on Schedule 14A, filed April 12, 2006 Filed by Keefe Managers, LLC and Robert B. Goldstein
               File No. 001-31724
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Ladies and Gentlemen:

         Keefe Managers, LLC (the "Company") and Robert B. Goldstein (together with the Company, the "Filing Persons") filed the above-referenced proxy statement on Schedule 14A.

         The Filing Persons represent that:

         1. The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing.

         2. Staff comments or changes to disclosure in response to staff commetns do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

         3. The Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securites laws of the United States.

                                        Sincerely,

                                        KEEFE MANAGERS, LLC


                                        /s/ JOHN J. LYONS
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                                        John J. Lyons, President


                                        /s/ ROBERT B. GOLDSTEIN
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                                        Robert B. Goldstein